Exhibit 99.1

Galmed Announces the Breakthrough Development of Novel LNP Cardiac Targeted Formulation of its SCD1 inhibitor, Aramchol

●	Galmed has developed, in collaboration with Barcode Nanotech, a unique proprietary lipid nanoparticles (LPNs) novel formulation of Aramchol that penetrates the heart tissue and redirects Aramchol’s biodistribution away from liver-hepatocytes to the heart’s muscle.
●	Cardiac fibrosis is a major driver of chronic heart failure, the leading cause of death globally, responsible for an estimated 20.5 million deaths in 2025.
●	Aramchol’s anti-fibrotic effects were demonstrated in the liver in a Phase 3 (open label part) MASH study as well as in human heart organoids and in-vivo lung and heart models.
●	Traditional Aramchol formulation results in 80-90% accumulation in the liver and has limited effect on the heart. The new LPNs Aramchol formulation which selectively targets the heart tissue could potentially become a disease modifying therapy for cardiac fibrosis and unmet cardiac diseases.

Ramat-Gan, Israel, July 16, 2026 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic and GI oncology diseases, today announced the breakthrough development of a new Aramchol-based lipid nanoparticles formulation (LNP) for targeted delivery to the heart.

Further advancing the previously reported development of Aramchol’s nanocarrier-enabled targeted formulations), Galmed has developed a novel LNP formulation of Aramchol, based on FDA approved lipids, that penetrates the heart tissue.

The development work, a collaboration between Galmed and Barcode Nanotech, applies advanced formulation science, in vivo screening, and AI-enabled analysis which aims to identify optimal vehicles for precise cardiac delivery. The platform enables in vivo screening of hundreds of nanoparticle candidates to support the identification of formulations with potentially improved targeting, biodistribution, and functional performance. By adapting this platform to cardiac applications, the companies aim to develop cardiac-targeted therapies delivered through LNPs that can selectively engage relevant cell populations, including fibroblasts and other disease-driving cardiac cells. These efforts are intended to support both Aramchol-based cardiac programs and future therapeutic candidates built on the same delivery technology.

Cardiac fibrosis is a major contributor to heart failure progression and remains an area of significant unmet medical need. Despite advances in cardiovascular care, no therapies directly prevent or reverse cardiac fibrosis, highlighting the need for novel therapeutic approaches. The goal of the Galmed – Barcode collaboration is to open a new route for disease-modifying therapies in cardiovascular medicine, where efficient and selective delivery to the heart tissue remains a major challenge.

Allen Baharaff, Galmed’s Co-founder and CEO, commented: “Galmed remains focused on developing transformative medicines and technologies in the GI space. Our present efforts are addressed to the commercialization of CG-100, the technology developed by the recently acquired Colospan and clinical development of Aramchol for GI oncology indications. The collaboration with Barcode Nanotech supports a longer-term vision of advancing Aramchol in new formulations and discovering cutting edge therapies for cardiometabolic diseases, based on the core competences of both companies. This has the potential to position Galmed at the forefront of drug development innovation and open the door for future partnerships”.

Ronen Eavri, Co-founder & CEO of Barcode Nanotech, commented: “Barcode Nanotech has developed a library of novel lipids for RNA and DNA, LNP-based delivery, through a unique in vivo & AI-based screening platform which allow simultaneously screening of hundreds of different nanoparticle formulations. Our proprietary lipid library and screening platform capabilities enable the development of Aramchol’s selective delivery LNP formulation to the heart. We now focus on the development of modified LNPs to target specific cardiac cell types. We believe this work may create the basis for a new generation of cardiac therapies, with Aramchol serving as an important first example of what our platform can achieve.”

About Galmed Pharmaceuticals Ltd.:

Galmed Pharmaceuticals Ltd. is a biopharmaceutical and medical device company focused on developing innovative solutions for gastrointestinal, cardiometabolic and oncology indications. The Company is advancing Aramchol and related product candidates for GI oncology and other potential indications, while also exploring novel targeted delivery technologies and therapeutic approaches for cardiometabolic diseases. In addition, through its wholly owned subsidiary, Colospan Ltd., the Company is developing and commercializing CG-100, a medical device designed to address complications associated with colorectal surgery. Galmed’s strategy is to build a diversified platform that leverages its expertise in drug development, medical devices and gastrointestinal disease to address significant unmet medical needs.

About Barcode Nanotech Ltd.:

Barcode Nanotech develops delivery solutions for RNA & DNA therapies through a unique multiplexed discovery platform. The Company’s proprietary NeoRNATM Targeting Technology enables efficient discovery and optimization of lipid-based nanoparticles (LNPs) through in silico & in vivo mass-screening. The solution combines the design of thousands of new lipids and LNPs, advanced AI tools and in vivo barcoding-based biodistribution analysis at a single cell resolution. Using this platform, Barcode has developed unique LNPs that can direct RNA and other therapies to cells in the brain, kidney, lungs and additional target organs. The company has an in-house lead drug development program and concurrently collaborates with biopharma companies to develop new therapies.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the potential of the collaboration between the Company and Barcode Nanotech and the novel formulation of Aramchol. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of CG-100, Aramchol or any other medical device or product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to CG-100, Aramchol or any other medical device or product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of CG-100, Aramchol and any future medical devices or product candidates; our ability to comply with all applicable post-market regulatory requirements for CG-100, Aramchol, or any other medical device or product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for CG-100, Aramchol, or any medical device or other product candidate; third-party payor reimbursement for CG-100, Aramchol, or any other medical device or product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of CG-100 Aramchol or any other medical device or product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of CG-100, Aramchol or any other medical device or product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our CG-100 or product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Investor and Media contact:

Guy Nehemya, +972-3-693-8448, investor.relations@galmedpharma.com